Exhibit 99.1

Kitov Pharma Appoints Eric K. Rowinsky, M.D., as Chairman of its Board

▪	Appointment of industry leader brings broad R&D Oncology Experience to Board

TEL AVIV, Israel, October 2, 2019 – Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced the appointment of Eric K. Rowinsky, M.D., as chairman of its board of directors.

Dr. Rowinsky joins Kitov’s Board with extensive cancer research and drug development experience, oncology and corporate strategy expertise, and broad scientific and medical knowledge. In his distinguished career in academia and in the biopharma industry, Dr. Rowinsky has held executive leadership and board roles at leading public companies, including ImClone Systems Inc., Stemline Inc., Biogen Inc., Verastem Oncology, Inc., and Fortress Biotech, Inc. He has played an integral role in the development and registration of at least 12 anticancer therapeutics worldwide.

“We welcome Dr. Rowinsky to our Board. He has remarkable experience as an executive and board member of global biopharmaceutical companies, and a successful track record advancing oncology drugs. His insight will be a great asset to Kitov as we develop first-in-class oncology therapies,” said Isaac Israel, chief executive officer of Kitov. “We plan on launching a Phase 1/2 study to investigate NT-219 in combination with cetuximab in the first of potentially multiple cancer indications early next year and a Phase 1/2 study to investigate CM-24 in combination with nivolumab in clinical collaboration with Bristol-Mayer Squib. We look forward to Dr. Rowinsky’s insight based on his knowledge and experience in this field.”

“I am excited to join Kitov’s Board and provide guidance as the company focuses its efforts on oncology. I share the company’s drive to overcome drug resistance and tumor immune evasion in hard-to-treat cancers. I’m honored to be a part of the clinical development of CM-24 as a novel immune-checkpoint and advancement of NT-219 into clinic in 2020 as a combination therapy alongside cetuximab, whose clinical development I led,” said Dr. Rowinsky.

Eric K. Rowinsky, M.D., has decades of experience in corporate strategy, academia, research and drug development in the oncology space. He has been the Executive Director and President of RGenix, Inc. since June 2016. He also has served as the Chief Scientific Officer of Clearpath Development Co. since June 2016. Prior to this, Dr. Rowinsky served as the Head of Research and Development, Chief Medical Officer and Executive Vice President of Stemline Therapeutics, Inc. from February 2011 to January 2016. In 2010, Dr. Rowinsky co-founded Primrose Therapeutics and became its Chief Executive Officer, until it was acquired in 2011. From 2005 to 2010, he served as the Chief Medical Officer and Executive Vice President of Clinical Development and Regulatory Affairs of ImClone Systems Incorporated, a life sciences company focused on monoclonal antibodies, which was acquired by Eli Lilly and Company. Previous to that, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center’s Institute of Drug Development, including Director of the Institute and SBC Endowed Chair for Early Drug Development. Prior to that, he served as Clinical Professor of Medicine in the Division of Medical Oncology at the University of Texas Health Science Center at San Antonio and as Associate Professor of Oncology at the Johns Hopkins University School of Medicine. Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. He formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree in Liberal Arts from New York University. He earned his M.D. from Vanderbilt University School of Medicine and completed a residency in internal medicine at University of California and a fellowship in medical oncology at Johns Hopkins University. Dr. Rowinsky led the clinical development and regulatory approval of several oncology therapies, including Erbitux (cetuximab).

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219, a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN). Kitov is also under contract to acquire 100% of FameWave Ltd. which owns CM-24, a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov will advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Following the receipt of the approval of Kitov’s shareholders for the acquisition of FameWave, and the finalization of a clinical collaboration agreement between FameWave and Bristol Myers Squibb (NYSE:BMY) for their planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®), the acquisition is expected to close during the third quarter of 2019, subject to fulfillment of certain additional closing conditions. Consensi, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension was approved by the FDA for marketing in the U.S in May 2018 and is expected to be launched in the U.S. at the end of 2019 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the manner in which the parties to the transaction for the acquisition of FameWave by Kitov plan to effect the transaction; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage products such as CM-24 could potentially lead to an approved product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Investor Contact:

Gil Efron

Deputy & Chief Financial Officer

IR@kitovpharma.com

+972-3-933-3121 ext. #105

Media Contact:

Gloria Gasaatura

ggasaatura@lifescipublicrelations.com

+1 646 627 8387